Exhibit 99.1

Tencent Music Entertainment Group Announces Third Quarter 2019 Unaudited Financial Results

SHENZHEN, China, Nov. 11, 2019 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Financial and Operational Highlights

In the three months ended September 30, 2019:

•	Online music paying users reached 35.4 million, indicating an increase of 42.2% year-over-year. On a sequential basis, the number of online music paying users grew by 4.4 million, up from 2.6 million in the second quarter and 1.4 million in the first quarter of 2019, representing the largest net increase since 2016 and continuing the accelerating growth trend.

•	Total revenues were RMB6.51 billion (US$910 million), with an increase of 31.0% year-over-year.

•	Operating profit was RMB1.19 billion (US$166 million), with an increase of 11.9% year-over-year.

•	Net profit attributable to equity holders of the Company was RMB1.03 billion (US$144 million), with an increase of 6.4% year-over-year.

•	Non-IFRS net profit attributable to equity holders of the Company (excluding amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net gains or losses from investments, fair value change on puttable shares and income tax effects) increased by 8.0% year-over-year to RMB1.24 billion (US$173 million).

“We continued our solid performance in the third quarter, driven by healthy growth from both online music and social entertainment services. We are particularly pleased to report accelerating growth of our online music paying users, representing a 42.2% year-over-year increase, as the net increase in the third quarter reached 4.4 million, achieving another quarterly high and outpacing the record growth in the second quarter. More importantly, the high quality of this growth was demonstrated by the ARPPU expansion of 3.5% quarter-over-quarter. This is a strong endorsement of our continuous efforts to unlock the intrinsic value of music through our integrated music platform, and to cultivate the willingness of users to pay for premium music services,” said Mr. Cussion Pang, Chief Executive Officer of Tencent Music. “Thanks to our vast user base, deep understanding of music trends and user insights, we continued to develop our platform as the go-to destination for artists to build a fan-based economy. This strength, coupled with further investment in various forms of content, technology and services, will solidify our platform as an all-in-one music entertainment destination.”

Mr. Tony Yip, Chief Strategy Officer of Tencent Music, said, "In the third quarter, we continued to invest in product innovations to further expand our user base and increase user engagement. We pioneered the introduction of short videos to music streaming pages for users to enjoy while listening to music. We also added new social and gamification features within our social entertainment applications to facilitate connections among users. In addition, we continued to enrich our content ecosystem to extend further beyond songs to include a wider range of offering, including long-form audio, PGC and UGC short videos, music-centric variety shows and original music for games, films and TV shows as well as from our musician program. From talent discovery, content distribution and promotion, to fan-based economy, our platform continues to benefit from the unique virtuous cycle of synergies between online music and social entertainment.”

“We delivered strong financial performance in the third quarter with a top-line growth of 31.0%, along with solid operating margins and cash flow,” commented Ms. Shirley Hu, Chief Financial Officer of Tencent Music. “Our online music subscription revenue increased significantly by 48.3% year-over-year, driven by strong growth of paying users and ARPPU expansion. New album releases boosted our revenue from digital albums to double in this quarter compared to the third quarter of last year. Our social entertainment and others revenues grew at a healthy rate of 32.9% as we continued to expand the paying user base of our social entertainment services. Our investments in premium content have not only resulted in sound financial return, but also solidified the leadership of our platform. Looking forward, we will strengthen the synergies between our online music and social entertainment businesses and continue to invest in long-term growth initiatives.”

Operational Highlights

•	TME's key operating metrics* continue to grow across both online music and social entertainment services.

	3Q19	3Q18	YoY %
Mobile MAU - online music (million)	661	655	0.9%
Mobile MAU - social entertainment (million)	242	225	7.6%
Paying users - online music (million)	35.4	24.9	42.2%
Paying users - social entertainment (million)	12.2	9.9	23.2%
Monthly ARPPU - online music (RMB)	8.9	8.5	4.7%
Monthly ARPPU - social entertainment (RMB)	127.3	118.5	7.4%

•	In the third quarter of 2019, the Company further strengthened its industry-leading content offering through the following initiatives: (i) adding strategic partnerships with more music labels in both mainstream and long tail genres and (ii) adding a wider range of content including music-centric variety shows, premium original music for games, films and TV shows, short-form videos, as well as long-form audio such as podcasts and audio books.

•	The Company further penetrated a younger demographic of music users by: (i) expanding partnerships to reach hundreds of universities and higher education institutions in China, (ii) adapting to the preferences of younger music users by adding genres such as Urban, EDM, Animation, Comic and Gaming, as well as Chinese ancient style, which has enjoyed a rising trend of popularity among young people as it combines China’s traditional culture with popular trends and provides the young demographic a strong sense of cultural identity, and (iii) launching special promotion events for the monthly subscription plan as well as live streaming new song releasing events for students.

•	The Company further solidified its promotional capabilities and became the preferred destination for artists to build a long-term, stable and reciprocal fan-based economy. Through interactive activities, the Company helps established, up-and-coming, domestic and international artists to promote music to a broader audience in an engaging manner and through both online and offline channels: (i) TME not only aided Jay Chou's new single, Won't Cry, to achieve record sales result, but also facilitated the viral spread of social buzz, and inspired more than 12 million karaoke recordings by the Company's WeSing users within 10 days after its release, further extending the single's popularity; (ii) created an interactive environment for Taylor Swift and her fans in China to engage and to express views on its music platform. The title song of her new digital album Lover sold nearly 6 million copies within 24 hours on its platform after release, and (iii) for TFBOYS' 6-year anniversary concert, TME live streamed the event to promote greater participation online and offline amongst fans across the country and provided an opportunity for fans to show appreciation to their idols through virtual gifts.

•	TME’s musician program has become a leading online music platform for original music in China, offering a full suite of services to nurture and promote up-and-coming independent artists. Its open platform not only significantly simplifies the process for artists to upload and manage their soundtracks, but also provides them with user data analysis and actionable intelligence on music trends. The total number of uploaded songs by up-and-coming musicians for the first nine months of this year more than doubled year-over-year. The average number of daily streams of original songs on TME’s integrated music platform including QQ Music, Kugou Music and Kuwo Music was up almost 200% compared with the same period a year ago.

•	The Company continued to offer comprehensive online and offline resources to uphold copyright protection and continues its journey of educating users by unlocking the intrinsic value of music to hundreds of millions of music lovers in China.

•	The Company continued to improve the efficiency in content curation and accuracy of personalized recommendation by utilizing deep learning and data mining, which has resulted in a substantial increase in average daily streams and user engagements for both its online music and social entertainment services.

•	The Company continued to make concerted efforts in product enhancement and innovation to cater to user demands, which has led to improved user engagement. These efforts include: (i) adding a wide range of professionally generated and user generated short videos to music streaming platform; (ii) bolstering social and young attributes on the WeSing platform by adding new forms of content such as mini live-streaming reality shows and new features such as universal duet that encourage users to interact, and (iii) developing a song recognition tool which enables users to recognize within seconds songs embedded in short videos.

[*] For the definitions of the above operating metrics, please refer to the introduction section in the Company's 20-F filed on April 19, 2019.

Third Quarter 2019 Financial Results

Revenues

Total revenues for the third quarter of 2019 increased by RMB1.54 billion, or 31.0%, to RMB6.51 billion (US$910 million) from RMB4.97 billion in the same period of 2018.

•	Revenues from online music services for the third quarter of 2019 increased by 26.2% to RMB1.85 billion (US$258 million) from RMB1.46 billion in the same period of 2018. The increase was driven by strong growth in revenues from music subscriptions and sales of digital music albums, offset by a decrease in sublicensing revenues from other music platforms. Revenues from music subscriptions were RMB942 million (US$132 million), a 48.3% increase from RMB635 million in the third quarter of 2018, primarily due to improved paying user retention rate and increased number of paying users.

•	Revenues from social entertainment services and others for the third quarter of 2019 increased by 32.9% to RMB4.66 billion (US$652 million) from RMB3.51 billion in the same period of 2018, primarily driven by revenue growth in both online karaoke and music-centric live streaming services. The Company expanded the paying user base of its social entertainment services by 23.2% and increased ARPPU by 7.4% in the third quarter of 2019, compared with the same period of 2018.

Cost of Revenues

Cost of revenues for the third quarter of 2019 increased by 42.9% to RMB4.30 billion (US$601 million) from RMB3.01 billion in the same period of 2018, primarily due to the increase in content expenses and revenue sharing fees. The increase in content expenses was mainly attributable to the increase in market prices and amount of licensed and original music content. The increase in revenue sharing fees reflected the growth in the Company’s social entertainment services.

Gross Profit

Gross profit for the third quarter of 2019 increased by 12.6% to RMB2.21 billion (US$309 million) from RMB1.96 billion in the same period of 2018. Gross margin was 34.0% for the third quarter of 2019.

Operating Expenses for the Period

Total operating expenses for the third quarter of 2019 increased by RMB260 million, or 26.6%, to RMB1.24 billion (US$173 million) from RMB977 million in the same period of 2018. Operating expenses as a percentage of total revenues was 19.0% in the third quarter compared with 19.7% in the same period of 2018.

•	Selling and marketing expenses for the third quarter of 2019 were RMB517 million (US$72 million), representing an increase of 19.1% year-over-year from RMB434 million in the same period of 2018. The increase was primarily due to increased spending on branding and paying user conversion.

•	General and administrative expenses for the third quarter of 2019 were RMB720 million (US$101 million), representing an increase of 32.6% year-over-year from RMB543 million in the same period of 2018. The Company continued to increase its investment in research and development to expand its competitive advantages in product and technology innovations.

Operating Profit for the Period

Operating profit increased by 11.9% to RMB1.19 billion (US$166 million) in the third quarter of 2019 from RMB1.06 billion in the same period of 2018.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the third quarter of 2019 was RMB1.03 billion (US$144 million), compared with RMB964 million in the same period of 2018. Non-IFRS net profit attributable to equity holders of the Company was RMB1.24 billion (US$173 million) for the third quarter of 2019, compared with RMB1.15 billion in the same period of 2018. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.63 (US$0.09) and RMB0.62 (US$0.09), respectively, for the third quarter of 2019. Excluding amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net losses from investments, fair value change on puttable shares and income tax effects, non-IFRS basic and diluted earnings per ADS were RMB0.76 (US$0.11) and RMB0.74 (US$0.10), respectively, for the third quarter of 2019. During the third quarter of 2019, the Company had weighted averages of 1.63 billion basic and 1.67 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash Flow

Net cash provided by operating activities for the third quarter of 2019 was RMB1.35 billion (US$189 million), compared with RMB1.64 billion of cash provided by operating activities during the same period of 2018. Net cash used in investing activities for the third quarter of 2019 was RMB680 million (US$95 million), primarily due to investments in term deposits and short-term investments during the quarter, compared with net cash provided by investing activities of RMB333 million during the same period of 2018.

Cash, Cash Equivalents and Term Deposits

As of September 30, 2019, the combined balance of the Company's cash, cash equivalents and term deposits amounted to RMB21.14 billion (US$2.96 billion), compared with RMB19.90 billion as of June 30, 2019. The increase in cash, cash equivalents and term deposits was primarily due to cash flow generated from operations of RMB1.35 billion (US$189 million). The Company's cash and cash equivalents balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 7.1477 to 1 on September 30, 2019, and 6.8650 to 1 on June 30, 2019.

Conference Call Information

Tencent Music's management will hold a conference call on Monday, November 11, 2019, at 8:00 P.M. Eastern Time or 9:00 A.M. Beijing Time on Tuesday, November 12, 2019, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	3368975

The replay will be accessible through November 18, 2019, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10135231

A live and archived webcast of the conference call will also be available at the Company's investor relations website athttps://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the year/period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Tencent Music believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the year/period. Tencent Music believes that non-IFRS net profit for the year/period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the year/period should not be considered in isolation or construed as an alternative to operating profit, net profit for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the year/period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Tencent Music encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the year/period represents profit for the year excluding share-based compensation expenses, net loss from investments, amortization of intangible and other assets resulting from the business combinations, fair value change on liabilities of puttable shares and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the year/period to its net profit for the year/period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 57811

The Piacente Group, Inc.

Brandi Piacente

Email: TME@tpg-ir.com

Tel: +1 (212) 481-2050

Ross Warner

Email: TME@tpg-ir.com

Tel: +86 (10) 6508-0677

Media Relations Contact

tme.pr@icrinc.com

+1 (646) 992-2986

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended			Nine Months Ended
	September 30, 2018	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	1,463	1,846	258	4,016	5,013	701
Social entertainment services and others	3,506	4,661	652	9,572	13,128	1,837
	4,969	6,507	910	13,588	18,141	2,538
Cost of revenues	(3,006)	(4,296)	(601)	(8,147)	(11,956)	(1,673)
Gross profit	1,963	2,211	309	5,441	6,185	865

Selling and marketing expenses	(434)	(517)	(72)	(1,172)	(1,370)	(192)
General and administrative expenses	(543)	(720)	(101)	(1,448)	(1,956)	(274)
Total operating expenses	(977)	(1,237)	(173)	(2,620)	(3,326)	(465)
Interest income	82	154	22	182	442	62
Other (losses)/ gains, net	(6)	60	8	6	119	17
Operating profit	1,062	1,188	166	3,009	3,420	478

Share of loss of investments accounted for using equity method	(4)	(2)	(0)	(11)	(10)	(1)
Finance Cost	(9)	(18)	(3)	(26)	(57)	(8)
Profit before income tax	1,049	1,168	163	2,972	3,353	469

Income tax expense	(85)	(145)	(20)	(265)	(416)	(58)
Profit for the period	964	1,023	143	2,707	2,937	411

Attributable to:
Equity holders of the Company	964	1,026	144	2,709	2,940	411
Non-controlling interests	-	(3)	(0)	(2)	(3)	(0)

Earnings per share for Class A and Class B ordinary shares
Basic	0.31	0.31	0.04	0.89	0.90	0.13
Diluted	0.30	0.31	0.04	0.86	0.88	0.12

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		0.63	0.09		1.80	0.25
Diluted		0.62	0.09		1.76	0.25

Shares used in earning per Class A and Class B ordinary share computation:
Basic	3,080,492,207	3,269,006,517	3,269,006,517	3,060,847,486	3,264,217,250	3,264,217,250
Diluted	3,169,894,362	3,331,806,938	3,331,806,938	3,139,115,477	3,342,280,671	3,342,280,671

ADS used in earnings per ADS computation
Basic		1,634,503,259	1,634,503,259		1,632,108,625	1,632,108,625
Diluted		1,665,903,469	1,665,903,469		1,671,140,336	1,671,140,336

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended			Nine Months Ended
	September 30, 2018	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	964	1,023	143	2,707	2,937	411
Adjustments:
Amortization of intangible and other assets arising from business combinations*	75	91	13	219	271	38
Share-based compensation	110	129	18	345	382	53
Losses/(gains) from investments	1	-	-	-	(1)	(0)
Fair value change on puttable shares **	9	9	1	26	27	4
Income tax effects***	(14)	(18)	(3)	(40)	(53)	(7)
Non-IFRS Net Profit	1,145	1,234	173	3,257	3,563	498

Attributable to:
Equity holders of the Company	1,145	1,237	173	3,259	3,566	499
Non-controlling interests	-	(3)	(0)	(2)	(3)	(0)

Earnings per share for Class A and Class B ordinary shares
Basic	0.37	0.38	0.05	1.06	1.09	0.15
Diluted	0.36	0.37	0.05	1.04	1.07	0.15

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		0.76	0.11		2.18	0.31
Diluted		0.74	0.10		2.13	0.30

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,080,492,207	3,269,006,517	3,269,006,517	3,060,847,486	3,264,217,250	3,264,217,250
Diluted	3,169,894,362	3,331,806,938	3,331,806,938	3,139,115,477	3,342,280,671	3,342,280,671

ADS used in earnings per ADS computation
Basic		1,634,503,259	1,634,503,259		1,632,108,625	1,632,108,625
Diluted		1,665,903,469	1,665,903,469		1,671,140,336	1,671,140,336

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent’s acquisition of CMC in 2016, our acquisition of Ultimate Music in 2017, and our acquisition of certain subsidiaries in 2018 and 2019.
** Represents the fair value changes on the put liability of certain shares issued in 2018.
*** Represents the income tax effects of amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from business combinations.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2018	As at September 30, 2019
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	168	162	23
Intangible assets	1,763	1,637	229
Right-of-use assets	-	144	20
Goodwill	17,088	17,140	2,398
Investments accounted for using equity method	236	448	63
Financial assets at fair value through other comprehensive income	3,331	3,448	482
Other investments	217	217	30
Prepayments and deposits	901	850	119
Deferred tax assets	123	129	18
Term deposits	-	500	70
	23,827	24,675	3,452

Current assets
Inventories	35	32	4
Accounts receivable	1,483	1,734	243
Prepayments, deposits and other assets	1,823	2,811	393
Other investments	39	37	5
Short-term investments	42	16	2
Term deposits	-	600	84
Cash and cash equivalents	17,356	20,036	2,803
	20,778	25,266	3,535

Total assets	44,605	49,941	6,987

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	33,776	34,310	4,800
Shares held for share award schemes	-	(29)	(4)
Other reserves	903	1,277	179
Retained earnings	3,040	5,980	837
	37,721	41,540	5,812
Non-controlling interests	51	95	13

Total equity	37,772	41,635	5,825

LIABILITIES
Non-current liabilities
Other payables and other liabilities	241	346	48
Deferred tax liabilities	354	242	34
Lease liability	-	86	12
	595	674	94

Current liabilities
Accounts payable	1,830	2,496	349
Other payables and other liabilities	2,742	3,085	432
Current tax liabilities	235	377	53
Lease liability	-	57	8
Deferred revenue	1,431	1,617	226
	6,238	7,632	1,068

TOTAL LIABILITIES	6,833	8,306	1,162

Total equity and liabilities	44,605	49,941	6,987

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended			Nine Months Ended
	September 30, 2018	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	1,644	1,352	189	3,700	4,167	583
Net cash provided by/(used in) investing activities	333	(680)	(95)	(240)	(1,530)	(214)
Net cash provided by financing activities	-	37	5	2,855	42	6
Net increase in cash and cash equivalents	1,977	709	99	6,315	2,679	375
Cash and cash equivalents at beginning of the period	9,529	19,350	2,707	5,174	17,356	2,428
Exchange gains/(losses) on cash and cash equivalents	23	(23)	(3)	40	1	-
Cash and cash equivalents at end of the period	11,529	20,036	2,803	11,529	20,036	2,803